SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

with a copy to:
Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 736233107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 736233107	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736233107	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,135,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,135,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,135,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 736233107	SCHEDULE 13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,135,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,135,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,135,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON* IA; CO

CUSIP No. 736233107	SCHEDULE 13D	Page 7 of 9 Pages

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 5, 2011 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 24, 2011 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on October 26, 2011 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) with respect to the common stock, no par value (the "Shares") of Porter Bancorp, Inc., a Kentucky corporation (the "Issuer" or "Bank").  Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.  This Amendment No. 4 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available working capital of CMAG and SBAV.  A total of approximately $6,303,297 was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

Pursuant to its letter, dated November 28, 2011, to Mr. Stephen A. Williams, Clinton Group, Inc., on behalf of the Reporting Persons, expressed its concern with respect to the investigation conducted by the Bank's Risk Policy and Oversight Committee (the "Committee") of the accuracy of representations made by the Bank to its investors. The Reporting Persons noted that, based on the trading price of the Company’s stock, it is evident that public market participants do not credit the Company’s stated book value. Noting that the Bank had a higher concentration of non-performing loans but a lower ratio of reserves to non-performing loans than its peers, the Reporting Persons questioned whether the Bank was appropriately reserved. In addition, in the letter, the Reporting Persons indicated that the Bank had under-performed its peers in a number of critical respects over many years and questioned why the Committee was not able to identify any underlying cause. The Reporting Persons urged the Committee to correct the marks on the Bank's most recent balance sheet, replace the Bank's management team and raise capital. The letter also indicated that neither Ms. Bouvette nor Mr. Porter had responded to the Reporting Persons' multiple attempts to discuss the Reporting Persons' prior offer to purchase stock from the Bank at a price equal to the Bank's accurate book value.

The summary of the letter, dated November 28, 2011, from the Reporting Persons to Mr. Williams is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 11 to Amendment No. 4 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a) – (c) of Item 5 are hereby amended and restated as follows:

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 12,058,522 Shares outstanding, which includes 11,830,261 Shares outstanding as of October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2011, and as adjusted to take account for the warrants held by the Reporting Persons. The Reporting Persons may be deemed the beneficial owners of an aggregate of 1,135,791 Shares, constituting approximately 9.4% of the Shares outstanding.

CUSIP No. 736233107	SCHEDULE 13D	Page 8 of 9 Pages

(b) By virtue of an investment management agreement with CMAG and SBAV, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,135,791 Shares beneficially owned by CMAG and SBAV. By virtue of it being the general partner of SBAV, SBAV GP may be deemed to have shared voting power and shared dispositive power with respect to all of the 1,130,791 Shares beneficially owned by SBAV. By virtue of his direct and indirect control of each of CGI, CMAG, SBAV and SBAV GP, Mr. Hall may be deemed to have shared voting power and shared dispositive power with respect to all Shares as to which each of CGI, CMAG, SBAV and SBAV GP has voting power or dispositive power.

(c) Other than the transfer of 386,656 Shares from CMAG to SBAV, which occurred on November 23, 2011, all transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 3 are set forth below. Unless otherwise indicated, all such transactions were effected in the open market.

CLINTON MAGNOLIA MASTER FUND, LTD.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/08/2011	8,100	$2.8663
11/08/2011	(1,295)	$3.0137
11/09/2011	(133)	$3.1186
11/09/2011	4,119	$3.0485
11/11/2011	(135)	$3.00
11/23/2011	(500)	$2.03
11/23/2011	(500)	$2.046

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
11	Letter, dated November 28, 2011.
12	Joint Filing Agreement, dated November 29, 2011.

CUSIP No. 736233107	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2011

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall